EXHIBIT 8

Listing of Significant Subsidiaries of Kerzner International Limited as of December 31, 2004

Name of Company	Country of Incorporation
Kerzner International Bahamas Limited(1)	The Bahamas
Kerzner International North America, Inc.(2)	United States
Kerzner Investments Palmilla, Inc.(3)	The Bahamas
One&Only Management(4)	British Virgin Islands
Kerzner International Management Limited(5)	British Virgin Islands

(1)                                Owner of substantially all of the Bahamian subsidiaries.  Directly or indirectly wholly owns ten subsidiaries, all of which are organized in the Commonwealth of The Bahamas.

(2)                                Owner of all of the U.S. subsidiaries.  Directly or indirectly wholly owns 19 subsidiaries, 16 of which are organized in the United States and three of which are organized in Mexico and relate to the management and development of the One&Only Palmilla.

(3)                                Owner of the 50% interest in the One&Only Palmilla.

(4)                                Operator of the five Mauritius management agreements and the One&Only Kanuhura management agreement.  Through the year ended December 31, 2004, Kerzner held an 80% ownership interest in One&Only Management, which decreased to 75% effective January 1, 2005.

(5)                                Owner of the management agreement for the One&Only Royal Mirage in Dubai.  Also receives marketing and administrative fees from One&Only Management related to the Mauritius and the One&Only Kanuhura management agreements.